July 9, 2007


Mail-Stop 4561


Mr. Frederick L. Hickman
President and Chief Executive Officer
New North Penn Bancorp, Inc.
216 Adams Avenue
Scranton, Pennsylvania 18503


Re:	New North Penn Bancorp, Inc.
	Form SB-2
	Filed June 8, 2007
	File No. 333-143601


Dear Mr. Hickman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Summary
The Companies
New North Penn Bancorp, Inc., page 1
1. Revise the disclosure to also briefly discuss why a new holding company is being formed and add a cross-reference to elsewhere in the prospectus to a more complete discussion of the reasons for the new holding company and the changes in its articles and/or bylaws that effect shareholders.

Reasons for the Conversion, page 3
2. Revise the second bullet to briefly note the limited liquidity of the OTCBB market and include a descriptive cross-reference and page number to a more extensive discussion of the limited liquidity. Include in cross-referenced discussion of the OTCBB, disclose that there is no specialists required to buy the company`s stock, that market makers may discontinue making a market at any time, and that in some OTCBB stocks, there is very limited trading.

How We determined the Offering Range ...., page 5
3. Revise the penultimate paragraph to explain why there is a premium on the price to earnings and a discount on price to book, e.g., explain that if the company has high book value and low earnings, if the price is set based upon book value, then there will be a large premium to earnings.
4. Revise the last paragraph to indicate whether or not the Board relied on the comparative valuation ratios as an indication as to whether or not the common stock is an appropriate investment or in recommending the transaction be undertaken.

Possible termination of the Offering, page 6
5. Revise to disclose if the 935,000 includes or excludes shares sold to the Officers and directors, ESOP, and, benefit plans. Also, disclose the current passbook rate.

After-Market performance ..., page 7
6. Revise the table to present the OTCBB conversions first, and then skip a space before the others are presented.

Risk Factors
Risks related to Our Business, page 15
7. Revise the first risk to briefly address whether or not the commercial real estate loan portfolio is seasoned and/or has experienced losses. Also, disclose the average term and the percentage that are fixed rates. In addition, noting that commercial loans and multi-family loans constituted 4.3% at March 31, 2007 while the commercial real estate portfolio was 38.6%, consider limiting the risk factor to commercial real estate loans.



Our efforts to increase core deposits..., page 15
8. Revise to disclose the primary area for deposits and whether there are any plans to expand the market area for deposits.

Our Business
General, page 34
9. Revise the last paragraph to clarify the functions and relative size of the subsidiaries. In this regard, briefly discuss if Norpenco manages a portfolio for the company or others, the size of that portfolio, and, the company`s equity in Norpenco. For North Penn Settlement, disclose the Company`s equity in this subsidiary.

Commercial and Multi-Family Real-Estate Loans, page 36
10. Revise to add disclosure as to the size of the portfolio and how much of the portfolio has fixed rates as of March 31, 2007. Also, disclose the dollar amount of participation loans sold during the last full fiscal year and subsequent interim period.

Our Management
Amended and Restated Employment Agreements, page 64
11. Revise to disclose if there will be any changes to annual salaries.

Holding Company Regulation
General, page 74
12. Revise the disclosure to indicate where North Penn Bancorp has been filing its quarterly and annual reports.
13. Revise to address New North Penn`s obligations under Section 15(d) of the Exchange Act and disclose where New North Penn will file its quarterly and annual reports. Finally, disclose why the Company elected to be a savings and loan holding company instead of a bank holding company and briefly address the material differences.

Restrictions on Acquisitions of New North Penn Bancorp, page 97 and
Description of New North Penn Bancorp Capital Stock, page 101
14. Revise each subsection to disclose any differences between North
Penn Bancorp and New North Penn Bancorp.

Exhibit 8.1
15. Revise to delete the assumption (ii) in the second paragraph after item 6.
16. Revise to delete the second sentence in the penultimate paragraph or clarify that all subscribers can rely on the opinion.

Form 10-KSB for the Fiscal Year Ended December 31, 2006
Item 6- Management`s Discussion and Analysis
Critical Accounting Matters, page 16
17. We note your disclosure that loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to non-interest income over the remaining lives of the associated loans. Paragraph 5 of SFAS 91 requires these fees/costs to be deferred and recognized over the life of the loan as an adjustment of yield (interest income). Please provide us with the following information:

* quantify loan origination fees and costs deferred and recognized for each period presented; and
* tell us how your accounting policy complies with the applicable guidance; if you conclude that you are not in compliance, please revise your financial statements and all other related disclosures (yield tables, etc.), or tell us why no such revision is necessary.

      *			*			*			*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions regarding the accounting comments may be directed to Accounting Branch Chief Hugh West at (202) 551-3872. All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-
3418.


							Sincerely,



							William Friar
							Senior Financial Analyst
							Financial Services Group







CC:	Aaron Kaslow, Esq.
	Muldoon Murphy & Aguggia L.L.P.
	5101 Wisconsin Avenue N.W.
	Washington, DC 20016
	Phone (202) 686-4971
	Facsimile (202) 966-9409





Mr. Frederick L. Hickman
New North Penn Bancorp, Inc.
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